EXHIBIT 99.3
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[LOGO - ABITIBI CONSOLIDATED]

                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)


          ABITIBI-CONSOLIDATED ANNOUNCES AN IN-DEPTH OPERATIONS REVIEW
                            Reports Q4 & 2004 Results


MONTREAL, JANUARY 26, 2005 - Abitibi-Consolidated Inc. reported a fourth quarter loss today of $108 million, or 24 cents a share, after recording a write down of $235 million after-tax, for the permanent closure of both its Sheldon, Texas and Port-Alfred, Quebec newsprint mills as an initial step of its in-depth operations review. This compares to a loss of $81 million, or 18 cents a share, in the fourth quarter of 2003. Also included in the quarter's results were the following after-tax items: A gain of $169 million on the translation of foreign currencies, namely the Company's US dollar-denominated debt, a lumber duty credit of $39 million, a negative income tax adjustment of $4 million and mill closure elements of $21 million.

Although not a GAAP-measure, the loss would have been $56 million, or 13 cents per share, before the impact of foreign currency translation and other specific items in the fourth quarter. This compares to a loss of $91 million, or 21 cents a share, in the fourth quarter of 2003, also before specific items. (see Table 2 of MD&A)

The operating loss in the fourth quarter was $335 million compared with an operating loss of $211 million in the same quarter of 2003. The major difference year-over-year is higher mill-related closure costs, a stronger Canadian dollar and higher distribution costs. Offsetting these are higher prices for all of the Company's paper and wood products, lower costs in both paper segments as well as a $57 million credit related to the revised U.S.
lumber duty rates handed down in the fourth quarter.  (see Table 1 of MD&A)

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Q4 2004 AND YEAR-END HIGHLIGHTS
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o    Sales of $1.5 billion ($5.8 billion in 2004)
o Our US newsprint price up US$26/ tonne from Q3 average (up US$59 in 2004 over 2003)
o    Overall, North American newsprint costs down $17/ mt (down $19 for 2004)
o    ABIOFFSET(TM) sales up 18% (up 13% in 2004)
o    EBITDA of $184 million ($763 million in 2004)
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For all of 2004, the Company lost $36 million, or 8 cents a share, compared with net earnings of $175 million, or 40 cents a share for 2003. On an operating basis, the Company reported a loss of $219 million in 2004, compared with a loss of $326 million in 2003.


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Although not a GAAP-measure, the loss would have been $153 million, or 35 cents per share in 2004, before the impact of foreign currency translation and other specific items. This compares to a loss of $373 million, or 85 cents a share, in 2003, also before specific items. (see Table 2 of MD&A)

"We will be making strategic moves over the coming months to return our Company to appropriate levels of profitability," added Weaver. "It won't be easy, but we are dealing with a new reality in the North American newsprint market".

CURRENCY

Compared to both the fourth quarter of 2003 and for all of 2004, the Canadian dollar has appreciated by 8% against the US dollar. The Company estimates the unfavourable impact of this appreciation on its operating results to be approximately $67 million in the fourth quarter and $188 million for the whole of 2004.

CAPEX

Capital expenditures during the quarter came in at $140 million, with PanAsia's Hebei project to construct a 330,000 tonnes newsprint mill outside of Beijing, China representing $61 million of that amount. This US$300 million project, which is being fully funded by the joint venture, is on budget and on schedule.

The Hebei project, combined with the completion of the Alma project in the third quarter, the hydro modernization project at Iroquois Falls, Ontario as well as asset maintenance account for most of the 2004 total spend of $385 million ($106 million related to Hebei).

BANKING COVENANTS

At the end of the fourth quarter, and following the asset write down, the Company's net funded debt to capitalization ratio was 65.8% compared to its 70% covenant and its EBITDA-to-interest coverage was 2.1x compared to the 1.25x threshold. These covenants only apply to the Company's revolving credit facility, which was un-drawn at year-end.

IN-DEPTH OPERATIONS REVIEW

"We are forging ahead in 2005 with a strategic plan designed to make Abitibi-Consolidated a more nimble competitor in the global marketplace," said President and Chief Executive Officer, John Weaver. "This plan will be implemented over the next several quarters and see investment at our strongest mills, while other facilities will be reviewed to maximize value. Improvements in cash flow as well as the cash generated from the execution of this plan are intended for debt reduction."

Measurable steps will be implemented to improve annualized EBITDA by $250 million by the end of 2006, including:

o Achieving $175 million in cost, productivity and sales mix improvements. The Company's goal is to have newsprint mills only in the first or second cost quartiles, and to reduce North American newsprint cash costs by $25 per tonne.

       o As part of the plan, the Company will focus its review on its higher cost mills in Newfoundland (Grand Falls and Stephenville) as well as on two Ontario mills (Kenora and Fort William).


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o    The remaining $75 million in profit improvements to come from other initiatives, among which will be:

       o    The next AO/EO conversion;
       o The re-launch of the Lufkin, Texas mill into a new product or the sale of the mill

A conference call hosted by management to discuss quarterly results will be held today at 11 a.m. (EST). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of $5.8 billion in 2004. The Company owns or is a partner in 26 paper mills, 22 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand. With approximately 14,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of approximately 18 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centres and approaching 20,000 Paper Retriever(R) and paper bank containers.

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CONTACTS:

INVESTORS & FINANCIAL MEDIA:
Lorne Gorber
Investor Relations & Financial Communications
(514) 394-2360
lorne_gorber@abitibiconsolidated.com


GENERAL MEDIA:
Denis Leclerc
Public Affairs
(514) 394-3601
denis_leclerc@abitibiconsolidated.com


FORWARD-LOOKING STATEMENTS

This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

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